SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


            Report on Form 6-K the period from 3 July to 14 July 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

         Enclosures:
         1. A notification dated 3 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 30 June 2006 the Company had 514,447,460 Ordinary shares in issue.

         2. A notification dated 3 July 2006 advising that UBS AG have a 11.33% interest in the issued Ordinary share capital of the Company.
         3. A notification dated 3 July 2006 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.
         4.   A notification dated 4 July 2006 advising that UBS AG have a 7.57%
              interest in the issued Ordinary share capital of the Company.
         5.   A notification dated 5 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 4 July 2006 the Company had 514,448,101 Ordinary shares in issue.
         6. A notification dated 5 July 2006 advising that Barclays PLC have a 5.72% interest in the issued Ordinary share capital of the Company.
         7. A notification dated 6 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 5 July 2006 the Company had 514,455,142 Ordinary shares in issue.
         8. A notification dated 7 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 6 July 2006 the Company had 514,460,142 Ordinary shares in issue.
         9. A notification dated 7 July 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
         10. A notification dated 10 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 7 July 2006 the Company had 514,473,859 Ordinary shares in issue.
         11. A notification dated 10 July 2006 advising that Barclays PLC have a 3.72% interest in the issued Ordinary share capital of the Company.
         12. A notification dated 11 July 2006 notifying of a complaint lodged against The BOC Group plc by Celanese Corporation.
         13. A notification dated 13 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 12 July 2006 the Company had 514,478,859 Ordinary shares in issue.
         14. A notification dated 13 July 2006 advising that Lehman Brothers International (Europe) have a 4.06% interest in the issued Ordinary share capital of the Company.
         15. A notification dated 14 July 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 13 July 2006 the Company had 514,484,158 Ordinary shares in issue.
         16. A notification dated 14 July 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 JULY 2006
                  AT 09.41 HRS UNDER REF: PRNUK-0307060938-27C7


3 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 30 June 2006 it had in issue 514,447,460 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 JULY 2006
                  AT 12.10 HRS UNDER REF: PRNUK-0307061208-B202


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      UBS AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF THE PARTY NAMED IN 2        SEE ATTACHED SCHEDULE
      ABOVE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             28 JUNE 2006                   30 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      58,302,091                                             11.33%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 29 JUNE 2006, THE BOC GROUP plc      SARAH LARKINS
      HAS BEEN ADVISED THAT UBS AG HOLDS AN 11.33%           ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 11.20%) INTEREST IN THE ORDINARY           01276 807383
      SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification
-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   3 July 2006

-------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 28 June 2006 UBS AG, through the registered holders listed below, had a notifiable interest in 58,302,091 Ordinary shares of 25p each in The BOC Group plc.

------------------------------------------------- ------------------------------ ----------------------------------
Registered Holder                                            Holding                        Percentage
------------------------------------------------- ------------------------------ ----------------------------------

-------------------------------------------------------------------------------------------------------------------------
Material Interest
------------------------------------------------- ------------------------------ ----------------------------------
UBS AG London Branch                                       37,914,931                          7.37%
------------------------------------------------- ------------------------------ ----------------------------------
UBS Global Asset Management Life Limited                    1,326,779                          0.26%
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------- ------------------------------ ----------------------------------
Non Material Interest
------------------------------------------------- ------------------------------ ----------------------------------
UBS Global Asset Management (UK) Limited                    1,453,584                          0.28%
------------------------------------------------- ------------------------------ ----------------------------------
UBS Global Asset Management - UBS AG                         18,527                            0.00%
------------------------------------------------- ------------------------------ ----------------------------------
UBS Fund Management (Switzerland) AG                         71,423                            0.01%
------------------------------------------------- ------------------------------ ----------------------------------
UBS O'Connor Limited                                        1,055,000                          0.21%
------------------------------------------------- ------------------------------ ----------------------------------
UBS AG (Switzerland)                                       14,927,836                          2.90%
------------------------------------------------- ------------------------------ ----------------------------------
UBS Securities LLC                                            9,200                            0.00%
------------------------------------------------- ------------------------------ ----------------------------------
UBS Financial Services Inc.                                   1,060                            0.00%
------------------------------------------------- ------------------------------ ----------------------------------
UBS - WW&BB - UBS AG                                         26,955                            0.01%
------------------------------------------------- ------------------------------ ----------------------------------
UBS AG, Jersey Branch                                         1,500                            0.00%
------------------------------------------------- ------------------------------ ----------------------------------
UBS Wealth Management UK (Ltd)                              1,495,296                          0.29%
------------------------------------------------- ------------------------------ ----------------------------------

-------------------------------------------------------------------------------------------------------------------------
UBS AG TOTAL                                               58,302,091                         11.33%
------------------------------------------------- ------------------------------ ----------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 3 JULY 2006
                  AT 15.19 HRS UNDER REF: PRNUK-0307061518-2957

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed
-----------------------------------------------------------------------------------------------------------------
1.  Name of company                  The BOC Group plc
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2.  Name of scheme                   Savings-Related Share Option Scheme
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
3.  Period of return:                From 1 January 2006 to 30 June 2006
-----------------------------------------------------------------------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt    4,851,657
       security) not issued under scheme
------ ----------------------------------------------------- ----------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
5.     Number of shares issued/allotted under scheme         999,183
       during period:
------ ----------------------------------------------------- ----------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end   3,852,474
       of period
------ ----------------------------------------------------- ----------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt    Listing granted on 5 April 1978 for Ordinary
       securities) originally listed and the date of         shares of 25p each
       admission;
------ ----------------------------------------------------- ----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
514,447,460 Ord Shares of 25p each
-----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Contact for queries: Jenny Peterkin                        Address:  The BOC Group plc, Chertsey Road
                                                           Windlesham, Surrey, GU20 6HJ
---------------------------------------------------------- ------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Name: Jenny Peterkin                                       Telephone: 01276 807362
---------------------------------------------------------- ------------------------------------------------------


Person making return                                       Name:  Jenny Peterkin
Position: Company Secretarial Assistant                    Signature:  Jenny Peterkin

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed
-----------------------------------------------------------------------------------------------------------------

1.  Name of company                  The BOC Group plc
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2.  Name of scheme                   Executive Share Option Scheme
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
3.  Period of return:                1 January 2006 to 30 June 2006
-----------------------------------------------------------------------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt    9,122,120
       security) not issued under scheme
------ ----------------------------------------------------- ----------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
5.     Number of shares issued/allotted under scheme         7,744,938
       during period:
------ ----------------------------------------------------- ----------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end   1,377,182
       of period
------ ----------------------------------------------------- ----------------------------------------------------

------ ----------------------------------------------------- ----------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt    Listing granted on 20 March 1985 for Ordinary
       securities) originally listed and the date of         shares of 25p each
       admission;
------ ----------------------------------------------------- ----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
514,447,460 Ord Shares of 25p each
-----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Contact for queries:  Jenny Peterkin                       Address:  The BOC Group plc, Chertsey Road
                                                           Windlesham, Surrey, GU20 6HJ
---------------------------------------------------------- ------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Name:  Jenny Peterkin                                      Telephone:  01276 807362
---------------------------------------------------------- ------------------------------------------------------

Person making return                                       Name:  Jenny Peterkin
Position: Company Secretarial Assistant                    Signature: Jenny Peterkin

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 4 JULY 2006
                  AT 13.01 HRS UNDER REF: PRNUK-0407061258-EECE

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      UBS AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF THE PARTY NAMED IN 2        UBS AG LONDON BRANCH - 37,620,102
      ABOVE                                                  UBS GLOBAL ASSET MANAGEMENT LIFE LIMITED - 1,326,779
                                                             UBS SECURITIES LLC - 13,000
                                                             UBS FINANCIAL SERVICES INC - 1,060
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             30 JUNE 2006                   4 JULY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      38,960,941                                             7.57%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 3 JULY 2006, THE BOC GROUP plc       SARAH LARKINS
      HAS BEEN ADVISED THAT UBS AG HOLDS A 7.57%             ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 11.33%) INTEREST IN THE ORDINARY           01276 807383
      SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   4 JULY 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 5 JULY 2006
                  AT 09.17 HRS UNDER REF: PRNUK-0507060916-2AA5



5 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 4 July 2006 it had in issue 514,448,101 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 5 JULY 2006
                  AT 11.39 HRS UNDER REF: PRNUK-0507061137-24B8


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      THE BOC GROUP plc                                      BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD - 184,849
                                                             GERRARD LTD - 2,802,248
                                                             BARCLAYS BANK TRUST COMPANY LTD - 65,277
                                                             BARCLAYS PRIVATE BANK AND TRUST LTD - 4,220
                                                             BARCLAYS LIFE ASSURANCE CO LTD - 823,504
                                                             BARCLAYS PRIVATE BANK AND TRUST LTD - 163
                                                             BARCLAYS BANK PLC - 10,288,591
                                                             BARCLAYS CAPITAL INC - 10,240
                                                             BARCLAYS GLOBAL INVESTORS CANADA LTD - 36,236
                                                             BARCLAYS PRIVATE BANK LTD - 5,585
                                                             BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING - 575,663
                                                             BARCLAYS GLOBAL FUND ADVISORS - 1,554,059
                                                             BARCLAYS GLOBAL INVESTORS LTD - 6,424,252
                                                             BARCLAYS GLOBAL INVESTORS JAPAN LTD - 207,527
                                                             BARCLAYS GLOBAL INVESTORS, N.A. - 5,479,345
                                                             BARCLAYS CAPITAL SECURITIES LTD - 945,465
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           SEE ATTACHED SCHEDULE.
      person's spouse or children under the age of 18

      NOTIFICATION IN RESPECT OF PARTY NAMED IN 2 ABOVE.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

                                                             30 JUNE 2006                   5 JULY 2006
     ORDINARY SHARES OF 25P EACH

-------------------------------------------------------------------------------------------------------------------------

                                                                Page 10 of 33


-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      29,407,224                                             5.72%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      IN A LETTER DATED 3 JULY 2006, THE BOC GROUP plc       SARAH LARKINS
      HAS BEEN ADVISED THAT BARCLAYS PLC HOLDS A 5.72%       ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 3.72%) INTEREST IN THE ORDINARY SHARE      01276 807383
      CAPITAL OF THE COMPANY.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___5 JULY 2006_________

-------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 30 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 29,407,224 Ordinary shares of 25p each in The BOC Group plc.

------------------------------------------------- ------------------------------ ----------------------------------
Registered Holder                                      Account Information                    Holding
------------------------------------------------- ------------------------------ ----------------------------------
Bank of Ireland                                              426360                            2,619
------------------------------------------------- ------------------------------ ----------------------------------
Bank of New York                                                                              36,101
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                             919,560
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                             25,905
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                              7,440
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                           10,288,591
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Securities Ltd.                                                               2,800
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Global Investors Canada                                                              36,236
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co & Others                                                                     1,114
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co as Exec/ADM                                                                   25
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co DMC69                                                                       13,500
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co R69                                                                         50,638
------------------------------------------------- ------------------------------ ----------------------------------
BNP Paribas                                                                                   21,070
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            16376                           248,661
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            20947                          1,932,596
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            28270                           31,531
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            28270                           164,224
------------------------------------------------- ------------------------------ ----------------------------------
CIBC Mellon Global Securities                                                                 16,366
------------------------------------------------- ------------------------------ ----------------------------------
Clydesdale Nominees HGB0125                                00068640801                         2,520
------------------------------------------------- ------------------------------ ----------------------------------
Clydesdale Nominees HGB0225                                00120146302                         1,700
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     603856                            2,000
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     608459                             250
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     611717                             925
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     615411                             500
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     617906                             800
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     635860                             500
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     639311                            1,000
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     643975                            1,500
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     653035                            1,400
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     658574                             575
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     658729                             630
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     660968                            1,000
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     770101                            2,850
------------------------------------------------- ------------------------------ ----------------------------------
Greig Middleton Nominees Limited (GM1)                                                        291,484
------------------------------------------------- ------------------------------ ----------------------------------
Greig Middleton Nominees Ltd (GM3)                          126066DA                           1,000
------------------------------------------------- ------------------------------ ----------------------------------
Greig Middleton Nominees Ltd (GM3)                          220805DN                          20,500
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   1,997
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  159,761
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  129,528
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                 1,246,560
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  347,192
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                 2,591,173
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  21,670
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  515,382
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   2,695
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  46,970
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  14,500
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  111,568
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  819,101
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  86,661
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  30,319
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  57,729
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  108,447
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   8,145
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  28,623
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   3,973
------------------------------------------------- ------------------------------ ----------------------------------

                                                                Page 12 of 33


Registered Holder                                      Account Information                    Holding
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16331                           107,185
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16338                           30,522
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16341                           74,087
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16341                           277,206
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16342                           64,771
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16344                           24,540
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16345                           40,810
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16400                          4,218,671
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       17011                            8,628
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       18408                           21,705
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           29,668
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           16,316
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           139,044
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           276,308
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           25,882
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           59,306
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           12,728
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            2,085
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                             257
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           30,933
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           60,844
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,812
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            5,102
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           68,704
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           45,805
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,261
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           54,752
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,325
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,384
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           52,026
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           73,740
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            4,604
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            3,953
------------------------------------------------- ------------------------------ ----------------------------------
Master Trust Bank                                                                              1,600
------------------------------------------------- ------------------------------ ----------------------------------
Mellon Trust - US Custodian                                                                   20,217
------------------------------------------------- ------------------------------ ----------------------------------
Mellon Trust - US Custodian                                                                   37,571
------------------------------------------------- ------------------------------ ----------------------------------
Mellon Trust of New England                                                                   22,116
------------------------------------------------- ------------------------------ ----------------------------------
Mitsubishi Trust International                                                                 1,116
------------------------------------------------- ------------------------------ ----------------------------------
Mitsui Asset                                                                                   8,368
------------------------------------------------- ------------------------------ ----------------------------------
Northern Trust Bank - BGI SEPA                                                                11,892
------------------------------------------------- ------------------------------ ----------------------------------
Northern Trust Bank - BGI SEPA                                                                56,740
------------------------------------------------- ------------------------------ ----------------------------------
Northern Trust Bank - BGI SEPA                                                                46,852
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited                                                                   1,703,242
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited a/c AK1                                                            375,464
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited a/c BL1                                                            75,366
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited a/c CM1                                                            54,636
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited GP1                                                                159,373
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited SA1                                                                107,253
------------------------------------------------- ------------------------------ ----------------------------------
Reflex Nominees Limited                                                                         163
------------------------------------------------- ------------------------------ ----------------------------------
State Street Bank & Trust - W1                                                                42,696
------------------------------------------------- ------------------------------ ----------------------------------
State Street Bank and Trust Co                                                                44,920
------------------------------------------------- ------------------------------ ----------------------------------
State Street Boston                                                                           263,697
------------------------------------------------- ------------------------------ ----------------------------------
State Street Trust of Canada                                                                  38,142
------------------------------------------------- ------------------------------ ----------------------------------
The Northern Trust Company - U                                                                26,714
------------------------------------------------- ------------------------------ ----------------------------------
Trust & Custody Services Bank                                                                  5,122
------------------------------------------------- ------------------------------ ----------------------------------
Trust & Custody Services Bank                                                                   310
------------------------------------------------- ------------------------------ ----------------------------------
Zeban Nominees Limited                                                                         5,585
------------------------------------------------- ------------------------------ ----------------------------------
                                                  TOTAL                                     29,407,224
------------------------------------------------- ------------------------------ ----------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 JULY 2006
                  AT 08.54 HRS UNDER REF: PRNUK-0607060853-2EC2



6 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 5 July 2006 it had in issue 514,455,142 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 7 JULY 2006
                  AT 09.03 HRS UNDER REF: PRNUK-0707060902-0937



7 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 6 July 2006 it had in issue 514,460,142 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A
                  REGULATORY INFORMATION SERVICE ON 7 JULY 2006
                  AT 13.15 HRS UNDER REF: PRNUK-0707061313-C657

                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.       KEY INFORMATION

------------------------------------------------------ ------------------------------------------------------------------------
Name of person dealing (Note 1)                        Kathryn Anne HOCKER
------------------------------------------------------ ------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ ------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence each
being disclosed relate (Note 2)
------------------------------------------------------ ------------------------------------------------------------------------
Date of dealing                                        25 April 2006
------------------------------------------------------ ------------------------------------------------------------------------


2.                               INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------
                                                                       Long                                Short

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
                                                            Number               (%)               Number             (%)

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(1) Relevant securities                                       Nil               0.00%                N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
Total                                                         Nil               0.00%                N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------
Class of relevant security:                                            Long                                Short

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
                                                            Number               (%)         Number                   (%)

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(1) Relevant securities                                       N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(3) Options and agreements to                                 N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------

                                                                Page 16 of 33


purchase/sell
------------------------------------------------------ ------------------ ------------------ -------------------- -------------
Total                                                         N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------

(c)      Rights to subscribe (Note 3)

------------------------------------------------------ ------------------------------------------------------------------------
Class of relevant security:                            Details

------------------------------------------------------ ------------------------------------------------------------------------
Ordinary Shares of 25p each                            13,117
------------------------------------------------------ ------------------------------------------------------------------------

3.       DEALINGS (Note 4)

(a)      Purchases and sales

--------------------------------------------- ------------------------------------------ --------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------------
Sale                                          146                                        1557p
--------------------------------------------- ------------------------------------------ --------------------------------------


(b)      Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- -----------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- -----------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- -----------------------------

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

---------------------- ------------------- ------------------------ ------------- --------------- ---------- ------------------
Product name,          Writing,            Number of securities     Exercise      Type, e.g.      Expiry     Option money
e.g. call option       selling,            to which the option      price         American,       date       paid/received
                       purchasing,         relates (Note 7)                       European etc.              per unit (Note 5)
                       varying etc.
---------------------- ------------------- ------------------------ ------------- --------------- ---------- ------------------
N/A                    N/A                 N/A                      N/A           N/A             N/A        N/A
---------------------- ------------------- ------------------------ ------------- --------------- ---------- ------------------

(ii)                                                 Exercising

--------------------------------------------- ------------------------------------------ --------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------------

(d)      Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ --------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable) (Note
                                                                                         5)
--------------------------------------------- ------------------------------------------ --------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------------


4.       OTHER INFORMATION

                                                                Page 17 of 33


Agreements, arrangements or understandings relating to options or derivatives


-------------------------------------------------------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.
-------------------------------------------------------------------------------------------------------------------------------
None

-------------------------------------------------------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                                             - NO


---------------------------------------------------------------------------- --------------------------------------------------
Date of disclosure                                                           7 July 2006
---------------------------------------------------------------------------- --------------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- --------------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- --------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- --------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their
                                                                             close relatives and related trusts) of The BOC
                                                                             Group plc and its subsidiaries and fellow
                                                                             subsidiaries and their associated companies.
---------------------------------------------------------------------------- --------------------------------------------------


Notes

        The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 10 JULY 2006
                  AT 08.57 HRS UNDER REF: PRNUK-1007060856-7AE7


10 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 7 July 2006 it had in issue 514,473,859 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 10 JULY 2006
                  AT 15.32 HRS UNDER REF: PRNUK-1007061531-2CBF

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      THE BOC GROUP plc                                      BARCLAYS CAPITAL SECURITIES LTD - 951,998
                                                             BARCLAYS LIFE ASSURANCE CO LTD - 827,390
                                                             BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD - 184,849
                                                             BARCLAYS CAPITAL INC - 10,240
                                                             BARCLAYS PRIVATE BANK AND TRUST LTD - 4,220
                                                             BARCLAYS GLOBAL INVESTORS LTD - 6,424,252
                                                             BARCLAYS GLOBAL FUND ADVISORS - 1,555,755
                                                             BARCLAYS GLOBAL INVESTORS CANADA LTD - 36,236
                                                             BARCLAYS GLOBAL INVESTORS JAPAN LTD - 207,828
                                                             BARCLAYS GLOBAL INVESTORS, N.A. - 5,475,925
                                                             BARCLAYS PRIVATE BANK AND TRUST LTD - 163
                                                             BARCLAYS BANK TRUST COMPANY LTD - 64,995
                                                             GERRARD LTD - 2,795,979
                                                             BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING - 574,466
                                                             BARCLAYS PRIVATE BANK LTD - 5,585
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           SEE ATTACHED SCHEDULE.
      person's spouse or children under the age of 18

      NOTIFICATION IN RESPECT OF PARTIES NAMED IN 2
      ABOVE.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

                                                             5 JULY 2006                    10 JULY 2006
     ORDINARY SHARES OF 25P EACH


-------------------------------------------------------------------------------------------------------------------------

                                                                Page 20 of 33


-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      19,119,881                                             3.72%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      IN A LETTER DATED 6 JULY 2006, THE BOC GROUP plc       SARAH LARKINS
      HAS BEEN ADVISED THAT BARCLAYS PLC HOLDS A 3.72%       ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 5.72%) INTEREST IN THE ORDINARY SHARE      01276 807383
      CAPITAL OF THE COMPANY.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___10 JULY 2006_________

-------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 5 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 19,119,881 Ordinary shares of 25p each in The BOC Group plc.

------------------------------------------------- ------------------------------ ----------------------------------
Registered Holder                                      Account Information                    Holding
------------------------------------------------- ------------------------------ ----------------------------------
Bank of Ireland                                              426360                            2,619
------------------------------------------------- ------------------------------ ----------------------------------
Bank of New York                                                                              36,101
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                             926,093
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                             25,905
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Nominees Limited                                                              7,440
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Capital Securities Ltd.                                                               2,800
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Global Investors Canada                                                              36,236
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co & Others                                                                      832
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co as Exec/ADM                                                                   25
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co DMC69                                                                       13,500
------------------------------------------------- ------------------------------ ----------------------------------
Barclays Trust Co R69                                                                         50,638
------------------------------------------------- ------------------------------ ----------------------------------
BNP Paribas                                                                                   21,070
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            16376                           248,661
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            20947                          1,932,596
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            28270                           31,531
------------------------------------------------- ------------------------------ ----------------------------------
Chase Nominees Ltd                                            28270                           164,224
------------------------------------------------- ------------------------------ ----------------------------------
CIBC Mellon Global Securities                                                                 16,366
------------------------------------------------- ------------------------------ ----------------------------------
Clydesdale Nominees HGB0125                                00068640801                         2,520
------------------------------------------------- ------------------------------ ----------------------------------
Clydesdale Nominees HGB0225                                00120146302                         1,700
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     603856                            2,000
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     608459                             250
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     611717                             925
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     615411                             500
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     617906                             800
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     635860                             500
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     639311                            1,000
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     643975                            1,500
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     653035                            1,400
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     658574                             575
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     658729                             630
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     660968                            1,000
------------------------------------------------- ------------------------------ ----------------------------------
Gerrard Nominees Limited                                     770101                            2,850
------------------------------------------------- ------------------------------ ----------------------------------
Greig Middleton Nominees Limited (GM1)                                                        291,284
------------------------------------------------- ------------------------------ ----------------------------------
Greig Middleton Nominees Ltd (GM3)                          126066DA                           1,000
------------------------------------------------- ------------------------------ ----------------------------------
Greig Middleton Nominees Ltd (GM3)                          220805DN                          20,500
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  129,528
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  108,447
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  30,319
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                 2,591,173
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                 1,248,256
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  511,962
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  46,970
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  28,623
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  819,101
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  347,192
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  111,568
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   8,145
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   2,695
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  57,729
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                   1,997
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  21,670
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  159,761
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  14,500
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co.                                                                  86,661
------------------------------------------------- ------------------------------ ----------------------------------
Investors Bank and Trust Co                                                                    3,973
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16331                           107,185
------------------------------------------------- ------------------------------ ----------------------------------

                                                                Page 22 of 33



------------------------------------------------- ------------------------------ ----------------------------------
Registered Holder                                      Account Information                    Holding
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16338                           30,522
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16341                           74,087
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16341                           281,092
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16342                           64,771
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16344                           24,540
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16345                           40,810
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       16400                          4,218,671
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       17011                            8,628
------------------------------------------------- ------------------------------ ----------------------------------
JP Morgan (BGI Custody)                                       18408                           21,705
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           59,306
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           25,882
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           29,668
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            4,604
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            5,102
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            2,085
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,325
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           31,234
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,812
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           73,740
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            3,953
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           12,728
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           16,316
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,384
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           60,844
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                             257
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           54,752
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                            1,261
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           68,704
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           276,308
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           50,829
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           45,805
------------------------------------------------- ------------------------------ ----------------------------------
JPMorgan Chase Bank                                                                           139,044
------------------------------------------------- ------------------------------ ----------------------------------
Master Trust Bank                                                                              1,600
------------------------------------------------- ------------------------------ ----------------------------------
Mellon Trust _ US Custodian                                                                   20,217
------------------------------------------------- ------------------------------ ----------------------------------
Mellon Trust - US Custodian                                                                   37,571
------------------------------------------------- ------------------------------ ----------------------------------
Mellon Trust of New England                                                                   22,116
------------------------------------------------- ------------------------------ ----------------------------------
Mitsubishi Trust International                                                                 1,116
------------------------------------------------- ------------------------------ ----------------------------------
Mitsui Asset                                                                                   8,368
------------------------------------------------- ------------------------------ ----------------------------------
Northern Trust Bank - BGI SEPA                                                                11,892
------------------------------------------------- ------------------------------ ----------------------------------
Northern Trust Bank - BGI SEPA                                                                56,740
------------------------------------------------- ------------------------------ ----------------------------------
Northern Trust Bank - BGI SEPA                                                                46,852
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited                                                                   1,699,798
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited a/c AK1                                                            374,624
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited a/c BL1                                                            75,366
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited a/c CM1                                                            54,636
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited GP1                                                                157,878
------------------------------------------------- ------------------------------ ----------------------------------
R C Greig Nominees Limited SA1                                                                106,963
------------------------------------------------- ------------------------------ ----------------------------------
Reflex Nominees Limited                                                                         163
------------------------------------------------- ------------------------------ ----------------------------------
State Street Bank & Trust - W1                                                                42,696
------------------------------------------------- ------------------------------ ----------------------------------
State Street Bank and Trust Co                                                                44,920
------------------------------------------------- ------------------------------ ----------------------------------
State Street Boston                                                                           263,697
------------------------------------------------- ------------------------------ ----------------------------------
State Street Trust of Canada                                                                  38,142
------------------------------------------------- ------------------------------ ----------------------------------
The Northern Trust Company - U                                                                26,714
------------------------------------------------- ------------------------------ ----------------------------------
Trust & Custody Services Bank                                                                  5,122
------------------------------------------------- ------------------------------ ----------------------------------
Trust & Custody Services Bank                                                                   310
------------------------------------------------- ------------------------------ ----------------------------------
Zeban Nominees Limited                                                                         5,585
------------------------------------------------- ------------------------------ ----------------------------------
                                                  TOTAL                                     19,119,881
------------------------------------------------- ------------------------------ ----------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 11 JULY 2006
                  AT 07.36 HRS UNDER REF: PRNUK-1107060729-760B

11 July 2006

NOTIFICATION OF COMPLAINT BY CELANESE

The BOC Group plc ("BOC") has been informed by Celanese Corporation that it has lodged a complaint against BOC in the District Court of Dallas County, Texas, relating to the development by Celanese Corporation and Celanese (Nanjing) Chemical Co., Ltd. ("Celanese") of a new acetic acid manufacturing plant in Nanjing, China and associated industrial gas supply arrangements. The amounts claimed are USD 250 million for compensatory damages and an additional amount in exemplary damages, suggesting a total of not less than USD 960 million. Celanese has not served the complaint on BOC.

BOC believes the case to be completely without merit and it will vigorously defend it. BOC notes the timing of this complaint and that Celanese gave no indication of a proposed claim prior to its notification of intended legal action.

Following notification of the above, Linde AG has informed BOC that it expects the final pre-condition to the offer (which relates to anti-trust) by Linde AG for BOC to be satisfied within the next month and that the scheme document will be despatched to BOC shareholders immediately thereafter. The consent of the High Court to the despatch of the scheme document has been obtained. Completion of the offer is still expected to take place in the third calendar quarter of 2006.

Contacts:

The BOC Group plc
Christopher Marsay, Director Investor Relations 01276 477222

The Maitland Consultancy
Neil Bennett 0207 379 5151

This announcement does not constitute an offer or invitation to purchase any securities. BOC Shareholders are advised to read carefully the formal documentation in relation to the offer by Linde AG once it has been despatched.

This announcement includes 'forward-looking statements' under United States securities laws. These include, without limitation, those concerning the outcome of pending and threatened litigation, the completion of the offer, as well as statements typically containing words such as "intends", "expects", "believes", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. More detailed information about certain of these factors is contained in BOC's filings with the United States Securities and Exchange Commission (SEC), including its annual report on Form 20-F, which are available on BOC's website, www.boc.com, and on the SEC's website, www.sec.gov. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. BOC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 13 JULY 2006
                  AT 09.00 HRS UNDER REF: PRNUK-1307060855-570B



13 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 12 July 2006 it had in issue 514,478,859 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 13 JULY 2006
                  AT 11.11 HRS UNDER REF: PRNUK-1307061109-6BC6

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      LEHMAN BROTHERS INTERNATIONAL (EUROPE)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          SEE ADDITIONAL INFORMATION
      ABOVE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             11 JULY 2006                   13 JULY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      20,860,812                                             4.06%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 12 JULY 2006, THE BOC GROUP plc      SARAH LARKINS
      HAS BEEN ADVISED THAT LEHMAN BROTHERS                  ASSISTANT COMPANY SECRETARY
      INTERNATIONAL (EUROPE) HOLDS A 4.06% INTEREST          01276 807383
      (PREVIOUSLY 3.49%) IN THE ORDINARY SHARE CAPITAL
      OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification 13 JULY 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 JULY 2006
                  AT 08.55 HRS UNDER REF: PRNUK-1407060853-30A7



14 July 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 13 July 2006 it had in issue 514,484,158 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").


The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

            THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 14 JULY 2006
                  AT 14.34 HRS UNDER REF: PRNUK-1407061433-CCAC

                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.       KEY INFORMATION

------------------------------------------------------ ------------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule
------------------------------------------------------ ------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ ------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence each
being disclosed relate (Note 2)
------------------------------------------------------ ------------------------------------------------------------------------
Date of dealing                                        See attached Schedule
------------------------------------------------------ ------------------------------------------------------------------------


2.                               INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------
                                                                       Long                                Short

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
                                                            Number               (%)               Number             (%)

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(1) Relevant securities                                  See attached       See attached        See attached          See
                                                           Schedule           Schedule            Schedule          attached
                                                                                                                    Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
Total                                                    See attached       See attached        See attached          See
                                                           Schedule           Schedule            Schedule          attached
                                                                                                                    Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- -------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- ----------------------------------
Class of relevant security:                                            Long                                Short

------------------------------------------------------ ------------------------------------- ----------------------------------
                                                            Number               (%)         Number                   (%)

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(1) Relevant securities                                       N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A              N/A
------------------------------------------------------ ------------------ ------------------ -------------------- -------------


                                                                Page 28 of 33


------------------------------------------------------ ------------------ ------------------ -------------------- -------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------
Total                                                         N/A                N/A                 N/A              N/A

------------------------------------------------------ ------------------ ------------------ -------------------- -------------

(c)      Rights to subscribe (Note 3)

------------------------------------------------------ ------------------------------------------------------------------------
Class of relevant security:                            Details


------------------------------------------------------ ------------------------------------------------------------------------
Ordinary Shares of 25p each                            See attached Schedule
------------------------------------------------------ ------------------------------------------------------------------------


3.       DEALINGS (Note 4)

(a)      Purchases and sales

--------------------------------------------- ------------------------------------------ --------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------------
See attached Schedule
--------------------------------------------- ------------------------------------------ --------------------------------------


(b)      Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- -----------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- -----------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- -----------------------------

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

---------------------- ------------------- ------------------------ ------------- ---------------- --------- ------------------
Product name,          Writing,            Number of securities     Exercise      Type, e.g.       Expiry    Option money
e.g. call option       selling,            to which the option      price         American,        date      paid/received
                       purchasing,         relates (Note 7)                       European etc.              per unit (Note 5)
                       varying etc.
---------------------- ------------------- ------------------------ ------------- ---------------- --------- ------------------
N/A                    N/A                 N/A                      N/A           N/A              N/A       N/A
---------------------- ------------------- ------------------------ ------------- ---------------- --------- ------------------

(ii)                                                 Exercising

--------------------------------------------- ------------------------------------------ --------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ --------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------------

(d)      Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ --------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable) (Note
                                                                                         5)
--------------------------------------------- ------------------------------------------ --------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ --------------------------------------

                                                                Page 29 of 33


4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


-------------------------------------------------------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.
-------------------------------------------------------------------------------------------------------------------------------
None

-------------------------------------------------------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                                             - NO


---------------------------------------------------------------------------- --------------------------------------------------
Date of disclosure                                                           14 July 2006
---------------------------------------------------------------------------- --------------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- --------------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- --------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- --------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their
                                                                             close relatives and related trusts) of The BOC
                                                                             Group plc and its subsidiaries and fellow
                                                                             subsidiaries and their associated companies.
---------------------------------------------------------------------------- --------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
           For category 3 associates the period 7 July to 14 July 2006
Part A - Purchases and Sales

-------------------------------- ----------------- ------------------ ------------------ --------------- ---------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price (L)       option)

                                                                                                         Number              %
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Carol Anne Hunt                  11/07/2006        Sale               1                  1600            1593          0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Raymond Walker                   10/07/2006        Sale               342                1587            Nil           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------


                                                                Page 31 of 33


Part C - Rights to Subscribe
----------------------------------------------------------------- ----------------------------------------------------------------
                                                                  Holding of shares under option
                                                                  Number                                   %
Name
----------------------------------------------------------------- -------------------------------- -------------------------------
Carol Anne Hunt                                                   7,425                            0.001%
----------------------------------------------------------------- -------------------------------- -------------------------------
Raymond Walker                                                    1,752                            0.0003%
----------------------------------------------------------------- -------------------------------- -------------------------------

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  July 17, 2006



                                       By:  /s/    Sarah Larkins
                                            ----------------------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary




                                                                Page 33 of 33